03 APR 21 AM 7:21

SEGA CORPORATION

SEGA®

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan
phone: +81-3-5736-7111 facsimile: +81-3-5736-7117



03022263

File No. 82-3439

April 17, 2003



U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20459



Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Official Comment on Media Report on the Merger proposal by Namco Ltd.

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

Sincerely yours,



Shoichi Yamazaki
Officer
Corporate Planning Division
SEGA CORPORATION



April 17, 2003
SEGA CORPORATION
Hideki Sato,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
Corporate Planning Division

Re: Official Comment on Media Report on the Merger Proposal by Namco Ltd.

Today, there were media reports that Namco Ltd. (Namco) proposed a merger with SEGA CORPORATION (SEGA). Our official comments on these media reports are as follows.

"It is the fact that Namco proposed a merger with SEGA. On the other hand, business integration plans with Sammy Corporation (Sammy) that have been announced previously have been moving forward. SEGA will continue to discuss these business integration plans with Sammy and also discuss the proposal from Namco at the meetings of the board of the directors or any other important meetings.

End